Filed pursuant to Rule 424(b)(3)
Registration No. 333-264346
PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated April 26, 2022)

Proterra Inc
125,389,111 Shares of Common Stock
26,317,092 Shares of Common Stock Underlying Warrants and Convertible Notes
This prospectus supplement supplements the prospectus dated April 26, 2022, as supplemented by Prospectus Supplement No. 1, dated May 6, 2022, and Prospectus Supplement No. 2, dated June 2, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-264346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 from our current report on Form 8-K, filed with the Securities and Exchange Commission on June 15, 2022 (the “Current Report”). Accordingly, we have attached the information contained in Item 5.02 from the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 125,389,111 shares of common stock, par value $0.0001 per share (“common stock”), consisting of (i) up to 16,334,868 shares of common stock issued in a private placement of 41,500,000 shares of common stock pursuant to subscription agreements entered into on January 11, 2021; (ii) up to 1,904,692 shares of common stock held by ArcLight CTC Holdings, L.P.; and (iii) up to 107,149,551 shares of common stock issued or issuable to certain former stockholders and other security holders of Legacy Proterra (the “Legacy Proterra Holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 56,766,043 shares of common stock; (b) up to 26,316,200 shares of common stock (the “Note Shares”) issuable upon the conversion of outstanding convertible promissory notes (the “Convertible Notes”); (c) up to 892 shares of common stock issuable upon the exercise of certain warrants (the “Legacy Proterra warrants”); (d) 11,171,287 shares of common stock issued or issuable upon the exercise of certain equity awards; and (e) up to 12,895,129 shares of common stock (“Earnout Shares”), comprising both Earnout Shares that were issued to certain Legacy Proterra Holders in July 2021 and Earnout Shares that certain Legacy Proterra Holders have the contingent right to receive upon the achievement of certain stock price-based vesting conditions.
In addition, the Prospectus and this prospectus supplement relate to the offer and sale of (i) up to 892 shares of common stock issuable by us upon exercise of the Legacy Proterra warrants that were previously registered, and (ii) up to 26,316,200 Note Shares issuable by us upon conversion of the Convertible Notes, certain of which were previously registered. The number of shares issuable upon conversion of Convertible Notes is calculated assuming that the Convertible Notes convert pursuant to their mandatory conversion terms on December 31, 2022. The actual number of shares issued upon conversion will depend on the actual date of conversion.
Our common stock is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “PTRA.” On June 14, 2022, the last reported sale price of our common stock was $5.37 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our common stock.
The registration statement to which the Prospectus and this prospectus supplement relates registers the resale of a substantial number of shares of our common stock by the Selling Securityholders. Sales in the public market of a large number of shares, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 15, 2022

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Appointment of Jan R. Hauser as Director
On June 9, 2022, the Board of Directors (the “Board”) of Proterra Inc (the “Company”), upon the recommendation of its Nominating and ESG Committee, appointed Jan R. Hauser as a director of the Company. In connection with Ms. Hauser’s appointment as a director, the Board approved an increase in the size of the Board from nine to ten directors. The Board also appointed Ms. Hauser to serve on the Board’s Nominating and ESG Committee. These appointments were effective on June 9, 2022. Ms. Hauser will serve as a Class II director with an initial term expiring at the Company’s 2023 annual meeting of stockholders.
Ms. Hauser is an experienced board member who serves on the boards of directors of two public companies, Vonage Holdings Corp., a global cloud communications company, since September 2019, and Enfusion, Inc., a financial industry, software-as-a-service company, since September 2021. Ms. Hauser served as Vice President and Chief Accounting Officer of General Electric Company, a multinational conglomerate, from April 2013 to November 2018, where she led a controllership team of more than 3,000 professionals. She retired from GE in early 2019 after serving in a brief transitional role to the incoming Chief Accounting Officer. Prior to GE, Ms. Hauser was a senior consulting partner in the national office of PricewaterhouseCoopers LLP, a multinational professional services firm, serving as a senior technical resource on multiple topics. She led diversity efforts for PwC’s national office and served on its U.S. Partner Admissions Committee. Ms. Hauser served as PwC’s representative on the Financial Accounting Standards Board’s Emerging Issues Task Force and on FASB’s Financial Accounting Standards Advisory Council. Early in her career, Ms. Hauser was a Professional Accounting Fellow in the Office of the Chief Accountant at the Securities and Exchange Commission. She is a licensed certified public accountant and holds a B.B.A. degree in accounting from the University of Wisconsin-Whitewater. Ms. Hauser brings to the Board deep knowledge in accounting and finance and senior executive leadership experience managing complex operational and financial matters.
Ms. Hauser has no arrangements or understandings pursuant to which she was appointed a director and she does not have any transactions reportable under Item 404(a) of Regulation S-K.
Ms. Hauser’s compensation for service as a non-employee director will be consistent with that of the Company’s other non-employee directors, which is described under the heading “Director Compensation” in the Company’s definitive proxy statement filed with the SEC on April 13, 2022. Ms. Hauser will also enter into our standard indemnification agreement, a form of which was previously filed with the SEC as Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (No. 333-252674) on April 7, 2021.